

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Jeffrey Puritt
Chief Executive Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

> **Re: TELUS International (Cda) Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 21, 2020**
> **CIK No. 0001825155**

Dear Mr. Puritt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Summary Historical Consolidated Financial and Other Data, page 14

1. You disclose TI Adjusted Gross Profit Margin here without providing the comparable GAAP measure. Please revise to include the most comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Capitalization, page 81

2. We note your revised disclosures in response to prior comment 2. However, please explain your inclusion of short-term debt in total capitalization or revise accordingy.

<u>Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 87</u>

3.   We note that the financial statements for the company and CCC have been presented in accordance with IFRS as issued by the IASB whereas Lionbridge AI's financial have been presented in accordance with U.S. GAAP. Please revise your disclosure to state, if true, that the financial statements for Lionsbridge as presented in the pro formas are prepared in accordance with IFRS.

<u>TELUS International Financial Statements for the Nine Months Ended September 30, 2020</u>
<u>Note 16. Share Capital, page F-36</u>

4.   We note your response to prior comment 4. It remains unclear why the shares sold to related parties and those sold to former employees of CCC were valued at significantly different prices. Further it is unclear why you did not look to the value of the shares sold to market participants in arm's length negotiations when valuing the shares issued to Telus and Barings. Please explain further how your valuation of the shares issued to your principal shareholders complies with IFRS 13 or revise accordingly. Refer to IFRS 13.22.

<u>TELUS International (Cda) Inc. Financial Statements for the Year Ended December 31, 2019</u>
<u>Note 15. Provisions, page F-88</u>

5.   We note your reference in prior comment 5 to IAS 1 and 32. The provision reversals for the written put options do not appear to be of an operating nature and therefore, should not be combined with operating income. Please revise to include such amounts outside of operating income. Refer to IAS 1.29.

6.   You state that at the time you calculated the $10 million reversal related to the Xavient written put option, an early settlement was not contemplated by the parties. Please clarify for us when you finalized the calculations related to the $10 million reversal, when you began negotiations to settle this put option and when negotiations were finalized.

   You may contact Eiko Yaoita Pyles at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at (202) 551-3574 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Lona Nallengara, Esq.